Via Facsimile and U.S. Mail
Mail Stop 6010

June 1, 2007

Mr. Kenneth J. Martin
CFO and Vice Chairman
Wyeth
Five Giralda Farms
Madison, NJ 07940-0874

> **Re: Wyeth**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 26, 2007**
> **File No. 1-1225**

Dear Mr. Martin:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2006

2. Significant Transactions, page 12

Co-development and Co-commercialization Agreements

1.   Please provide us a revised table of contractual obligations that includes the amount of milestones that are payable under these agreements in the table or provide us proposed disclosure to the table that discuss why they are excluded from the table.

15. Company Data by Segment, page 56

2.   Based on your discussion of revenues provided throughout your management's
        discussion and analysis, such as the tables on page 77, it appears that you have
        several distinct products. Please provide us in disclosure-type format revenues by
        distinct product or classes of products or explain why this disclosure required by
        paragraph 37 of SFAS 131 is not warranted in the notes to your financial
        statements.

                            ****

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;
· staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant